Filed by Oaktree Capital Group, LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oaktree Capital Group, LLC

SEC File No.: 001-35500

Oaktree Capital Group, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

NOTICE OF ACTION BY WRITTEN CONSENT OF UNITHOLDERS

July 10, 2019

To the Unitholders of Oaktree Capital Group, LLC:

Oaktree Capital Group, LLC, a Delaware limited liability company (“Oaktree”), hereby gives notice that its unitholders, acting by written consent pursuant to Section 18-302(d) of the Delaware Limited Liability Company Act (the “DLLCA”) and Section 12.8 of the Fourth Amended and Restated Operating Agreement of Oaktree, dated as of May 17, 2018 (the “Company Operating Agreement”), have approved the merger proposal and the compensation proposal, as below:

(i)

Proposal 1- Merger Proposal. The adoption of the Agreement and Plan of Merger, dated as of March 13, 2019 (the “merger agreement”), by and among Oaktree, Brookfield Asset Management Inc., a corporation incorporated under the laws of the Province of Ontario (“Brookfield”), Berlin Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”) and wholly-owned subsidiary of Brookfield, Oslo Holdings LLC, a Delaware limited liability company (“SellerCo”) and wholly-owned subsidiary of Oaktree Capital Group Holdings, L.P. (“OCGH”), and Oslo Holdings Merger Sub LLC, a Delaware limited liability company (“Seller MergerCo”) and wholly-owned subsidiary of Oaktree, pursuant to which, among other things, (a) Merger Sub will merge with and into Oaktree (the “initial merger”), with Oaktree surviving such merger, and (b) SellerCo will merge with and into Seller MergerCo (the “subsequent merger” and together with the initial merger, the “mergers”), with Seller MergerCo surviving such merger; and

(ii)	Proposal 2- Compensation Proposal. The adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be made to Oaktree’s named executive officers in connection with the mergers, and the agreements or understandings pursuant to which such compensation will or may be made, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Special Factors—Interests of Oaktree Directors and Executive Officers in the Mergers” beginning on page 97 of the consent solicitation statement/prospectus, dated June 20, 2019, which is a part of the Registration Statement on Form F-4 (No. 333-231335) of Brookfield are hereby APPROVED.”

On June 25, 2019, Oaktree received written consent in favor of the adoption of the merger proposal and the compensation proposal from OCGH, the holder of a majority (approximately 91.7397%) of the total aggregate voting power of Class A common units of Oaktree (“Oaktree class A units”) and Class B common units of Oaktree (“Oaktree class B units”), voting together as a single class, issued and outstanding as of the close of business on June 17, 2019, the record date for the determination of the unitholders entitled to consent in connection with the consent solicitation, constituting the requisite approval of these proposals by Oaktree unitholders under the DLLCA and the Company Operating Agreement. All previously delivered written consents of Oaktree unitholders therefore have become irrevocable.

At the effective time of the initial merger, each Oaktree class A unit will be converted into the right to receive and become exchangeable for, at the election of the holder, either: (1) 1.0770 fully paid and nonassessable Class A Limited Voting Shares of Brookfield (the “share consideration”); or (2) $49.00 in cash (the “cash consideration,” together with the share consideration, the “merger consideration”), in each case without interest and subject to any applicable withholding taxes. At the effective time of the subsequent merger pursuant to the merger agreement, each limited liability company interest in SellerCo (“SellerCo unit”) will be converted into the right to receive and become exchangeable for, at the election of the holder, either: (1) the share consideration; or (2) the cash consideration, on the terms and subject to the conditions set forth in the merger agreement, including the closing of the mergers. All elections with respect to Oaktree class A units and SellerCo units are subject to proration such that no more than fifty percent (50%) of the aggregate merger consideration is paid in the form of cash consideration or share consideration.

It is a condition to completion of the mergers that the Brookfield Class A Limited Voting Shares to be issued in the mergers be approved for listing on the NYSE, subject to official notice of issuance, under the symbol “BAM.” After completion of the mergers, Oaktree will no longer have any public common equity interests, and the Oaktree class A units will be delisted from the NYSE and will cease to be publicly traded. The closing of the mergers remains subject to the satisfaction or waiver of customary closing conditions.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transactions between Oaktree and Brookfield. In connection with the proposed mergers, Brookfield filed with the SEC a Registration Statement on Form F-4 (No. 333-231335) that includes a consent solicitation statement of Oaktree and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transactions. The Registration Statement, as amended, was declared effective by the SEC on June 20, 2019. Oaktree commenced mailing the definitive consent solicitation statement/prospectus to Oaktree unitholders on June 24, 2019. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGERS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Oaktree by accessing Oaktree’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.Brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to linda.northwood@brookfield.com.

Oaktree and certain of its directors and executive officers may be deemed to be participants in the solicitation of consents from Oaktree unitholders in respect of the transactions described in the consent solicitation statement/prospectus. Information regarding Oaktree’s directors and executive officers is contained in Oaktree’s Annual Report on Form 10-K for the year ended December 31, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transactions may be obtained by reading the consent solicitation statement/prospectus regarding the proposed mergers when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

2